SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

SURO CAPITAL CORP.

(Name of Subject Company (Issuer))

SURO CAPITAL CORP.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

86887Q109

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Mark D. Klein

Chief Executive Officer and President

SuRo Capital Corp.

640 Fifth Avenue

12th Floor

New York, NY 10019

(212) 931-6331

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copies to:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, N.W.

Washington, D.C. 20001

202-383-0100

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I (this “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 20, 2024 by SuRo Capital Corp. (the “Company,” “our,” “we,” or “us”), to purchase for cash up to 2,000,000 shares of the Company’s common stock, par value $0.01 per share, at a price per share of not less than $4.00 and not more than $5.00 in cash, less any applicable withholding taxes and without interest. The Company’s offer was made pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 2024 (as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Tender Offer.”

All information in the Tender Offer, including all schedules and annexes thereto that were previously filed with the Schedule TO and the amendments thereto, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On April 3, 2024, the Company issued a press release announcing the final results of the Tender Offer, which expired at 5:00 P.M., Eastern Time, on April 1, 2024. A copy of the press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

EXHIBIT NUMBER	DESCRIPTION

(a)(5)(ii)	Press release announcing final results of the Tender Offer, dated April 3, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2024

SURO CAPITAL CORP.

/s/ Mark D. Klein
Name: Mark D. Klein
Title: Chief Executive Officer and President

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer to Purchase, February 20, 2024.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated February 20, 2024.*
(a)(1)(D)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated February 20, 2024.*
(a)(5)(i)	Press release announcing the Tender Offer, dated February 14, 2024 (Previously filed in connection with the Registrant’s Tender Offer Statement on Schedule TO-C (File No. 005-87175) filed on February 14, 2024, and incorporated by reference herein).
(a)(5)(ii)	Press release announcing final results of the Tender Offer, dated April 3, 2024.**
(d)(1)	Dividend Reinvestment Program (Previously filed in connection with the Registrant’s Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-171578) filed on March 30, 2011, and incorporated by reference herein).
(d)(2)	Amended and Restated 2019 Equity Incentive Plan (Previously filed in connection with the Registrant’s Registration Statement on Form S-8 (File No. 333-239662) filed on July 2, 2020, and incorporated by reference herein).
107	Filing Fee Table.*

* Previously filed with the Schedule TO on February 20, 2024.

** Filed herewith.